EXHIBIT 99.1

For Immediate Release	Date: June 15, 2023
23-49-TR

Teck Announces Vice President Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following Vice President appointments.

Nick Marach has been appointed Vice President and Corporate Controller. Mr. Marach is responsible for all of Teck’s corporate controller functions. He joins Teck from Deloitte, where he was most recently a Partner in the Assurance and Advisory practice. Mr. Marach brings to the role more than 15 years of experience in audit practices, accounting policy, financial risk management, and financial planning and analysis.

Sheila Risbud has been appointed Vice President, Sustainable Development, Coal. Ms. Risbud is responsible for environmental and social stewardship in the coal business unit, including water quality management projects. She joined Teck in 2013 and most recently held the position of Head, Sustainable Development, Coal.

Don Sander has been appointed Vice President, Operations, Coal. Mr. Sander is responsible for the overall operational performance of the coal business unit, including health and safety, production and cost performance as well as supply chain management. He joined Teck in 1993 and most recently held the position of Vice President, Planning and Innovation, Coal.

Richard Whittington has been appointed Vice President, Projects and Operational Excellence. Mr. Whittington is responsible for leading and executing the strategy to build a long-term pipeline of sustainable and cost-efficient production and capacity within the coal business unit. He joined Teck in 2015 and most recently held the position of General Manager, Fording River Operations.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com